Exhibit 99.2

For the 3-month and 6-month periods

ended June 30, 2006

QUARTERLY

REPORT 2

THE COMPANY

Management’s Discussion and Analysis of Financial Position and Operating Results

tsx: CAS

Established in 1964, Cascades is the parent company of a North American and European group of companies mainly involved in the production and conversion of packaging products and tissue papers mostly manufactured from recycled fibres. Cascades conducts its business through three operating segments: Packaging, Tissue Papers and Fine Papers.

Sales per segment (net of eliminations and excluding discontinued operations)

OIBD per segment (excluding specific items, discontinued operations and corporate activities)

SUMMARY

Management’s Discussion and Analysis of Financial Position and Operating Results

To our shareholders

Cascades delivers operating income of $43 million (excluding specific items)

Cascades Inc. (“Cascades”) reports net earnings of $33 million ($0.41 per share) for the quarter ended June 30, 2006 or $16 million ($0.20 per share) excluding specific items(1). This compares with net earnings of $4 million ($0.05 per share) for the same period in 2005.

Financial Highlights

Selected consolidated information

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars, except per share amount)	2006	2005	2006	2005
	(in millions of Canadian dollars, except per share amount)

Sales from continuing operations	841	862	1,659	1,664
Operating income before depreciation and amortization (OIBD)(1)	85	77	156	140
Operating income from continuing operations	44	33	75	53
Net earnings	33	4	39	4
Basic net earnings per common share	$0.41	$0.05	$0.48	$0.05
Cash flow from operations from continuing operations	56	44	94	79
per common share(1)	$0.69	$0.54	$1.16	$0.97
Excluding specific items(1)
Operating income before depreciation and amortization (OIBD)	84	73	153	134
Operating income from continuing operations	43	29	72	47
Net earnings	16	4	22	3
per common share	$0.20	$0.05	$0.27	$0.04
Cash flow from operations from continuing operations	56	44	98	79
per common share	$0.69	$0.54	$1.21	$0.97

Note 1 - see the supplemental information on non-GAAP measures note.

Business highlights

•        Improved results due to generally higher prices and volumes in combination with lower energy costs and depreciation expenses;

•        Cascades continues to address less performing assets namely by shutting its Fjordcell integrated pulp mill for an indefinite period; and

•        Cascades completes the Versailles (Sprague) mill acquisition from Caraustar and exercises an option to purchase certain assets, including the customer list of the Rittman (Ohio) coated recycled board mill.

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “We are pleased with our recent results as they demonstrate our ability to adapt to a new business environment. These new realities may have led to difficult decisions in recent months, however they also comforted us with our strategies. With the help of our employees we intend to continue in this direction in order to further ensure the company’s financial health and stability.”

Alain Lemaire

President and Chief Executive Officer

CASCADES INC.

Management’s Discussion and Analysis of Financial Position and Operating Results

The following is management’s discussion and analysis (“MD&A”) of the operating results and the financial position of Cascades Inc. (“Cascades” or “the Company”), which should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the three-month and six-month periods ended June 30, 2006 and 2005 and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at August 1, 2006, the date of approval of the MD&A by the Company’s Board of Directors.

MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements in this MD&A, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in the cost of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. MD&A also includes price indexes, variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Company.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”). For example, the Company uses operating income before depreciation and amortization (“OIBD”) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Such information is reconciled to the most directly comparable financial measures, as set forth in the supplemental information on non-GAAP measures section.

OBJECTIVES

Management’s Discussion and Analysis of Financial Position and Operating Results

Long-term objective Maximize our return on assets

1.                    Including discontinued operations.

2.                    Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items / LTM Average of total quarterly assets. It includes discontinued operations. Prior figures have therefore been restated in Q2 2006 to adopt this method. See the supplemental information on non-GAAP measures.

Financial results within sustainable development

Environmental performance

Despite the numerous changes in the paper and packaging industry, Cascades firmly intends to remain a leader by maintaining its environmental objectives: increase the volume of recycled materials, reduce greenhouse gas emissions, reduce water consumption, recover waste from water treatment systems for beneficial use and maximize energy efficiency by reducing its consumption.

Human element

Our employees are the driving force behind Cascades’ success. They have a voice in the way we run our business. We constantly strive to meet the expectations of our employees and to find new and beneficial ways of working together for the benefit of our shareholders.

Economic environment

Sustainable development is not only rooted in our deepest value, respect, but it also aims at constantly achieving better financial performances. For more than 40 years, Cascades has used tools, such as profit sharing, based on cash flows, to optimize the value of its assets in order to increase its return on assets.

STRATEGY AND ACTION PLAN

Management’s Discussion and Analysis of Financial Position and Operating Results

Strategy

• Focus on packaging and tissue

• Optimize use of recycled fiber

• Increase converting integration rate

• Promote the entrepreneurial culture

Action plan

Linked to our strategy, our action plan focuses on improving our profitability as well as optimizing our portfolio of assets. In 2006, we have taken the following steps in order to deliver our action plan:

2006 action plan progress

Continuous improvement program

Q1 •     Redeployment of converting equipment of the Pickering (Ontario) tissue plant

Q1 •     Launch of a recyclable moulded pulp mat for farm industry

Q1 •     Launch of the Cascades’ 100% recycled tissue product line in Western Canada

Focus on non-performing assets

Q1 •     Definitive closure of the Thunder Bay (Ontario) fine papers mill

Q1 •     Definitive closure of one machine and implementation of several restructuring measures at the St-Jérôme (Quebec) fine papers mill

Q1 •     Optimization initiatives in Blendecques’ (France) recycled boxboard mill

Q2 • Announcement of the closure for an indefinite period of the Fjordcell (Quebec) pulp mill

Divestiture of non-core assets	Q1 • Closing of the sale of our fine papers distribution assets
Deleveraging our balance sheet

Q1 •     CAN$ 77 million debt reduction through the sale of our fine papers distribution assets

Q2 •     Best quarterly operating income in three years

Q2 • Capital investment limited to $44 million after 6 months

Selective acquisitions in core segments

Q2 •     Acquisition of certain recycled boxboard assets from Simkins

Q3 •     Closing of the acquisition of the Versailles (Connecticut) recycled boxboard mill from Caraustar

Q3 •     Acquisition of certain assets of the Rittman (Ohio) recycled boxboard mill from Caraustar

ACTION PLAN

Management’s Discussion and Analysis of Financial Position and Operating Results

To monitor our action plan, we use some key performance indicators, including the following:

	2004					2005					2006
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Total
Operational
Manufacturing shipments (in ‘000 of s.t.)
Packaging
Boxboard	216	213	219	209	857	213	223	224	229	889	240	232	472
Containerboard	179	181	186	172	718	179	184	178	174	715	180	180	360
Specialty products	47	48	52	48	195	47	51	51	49	198	48	50	98
	442	442	457	429	1,770	439	458	453	452	1,802	468	462	930
Tissue papers	96	104	102	97	399	99	104	111	111	425	104	114	218
Fine papers(1)	65	78	79	67	289	68	68	68	63	267	50	36	86
Total	603	624	638	593	2,458	606	630	632	626	2,494	622	612	1,234
Integration rate -%
Packaging
Boxboard (North American)	44%	44%	44%	44%	44%	41%	40%	40%	38%	40%	38%	38%	38%
Containerboard (North American)	64%	65%	66%	64%	65%	59%	63%	59%	62%	61%	60%	62%	61%
Specialty products	19%	19%	19%	21%	19%	19%	18%	18%	16%	18%	19%	18%	18%
Tissue papers	61%	60%	65%	69%	64%	66%	64%	60%	61%	63%	60%	57%	59%
	46%	45%	47%	47%	46%	45%	46%	43%	44%	44%	46%	46%	46%
Capacity utilization rate(2) -%
Packaging
Boxboard
Containerboard	90%	89%	91%	87%	89%	88%	92%	93%	95%	92%	99%	96%	98%
Specialty products	89%	90%	92%	86%	89%	95%	97%	94%	92%	94%	95%	98%	98%
Tissue papers	90%	91%	99%	91%	93%	90%	97%	97%	93%	94%	91%	95%	93%
Fine papers	90%	93%	91%	89%	91%	96%	98%	94%	99%	97%	98%	100%	99%
Total	76%	91%	93%	79%	85%	80%	80%	80%	74%	78%	84%	95%	89%
	88%	90%	92%	86%	89%	90%	93%	92%	92%	92%	96%	97%	97%
Energy consumption(3) - GJ / ton	12.07	10.82	10.20	11.57	11.68	10.52	10.83	11.40	11.04	10.83	11.04	10.32	10.68
Work accidents - OSHA frequency rate	N/A	N/A	N/A	N/A	10.6	10.7	9.5	10.0	9.5	9.5	7.9	8.0	8.0
Financial
Return on assets(4) (%)
Packaging
Boxboard	6%	6%	7%	6%	6%	6%	6%	5%	6%	6%	6%	6%	6%
Containerboard	10%	10%	11%	12%	12%	12%	13%	11%	9%	9%	8%	9%	9%
Specialty products	10%	11%	11%	11%	11%	11%	10%	10%	10%	10%	10%	10%	10%
Tissue papers	13%	13%	13%	13%	13%	14%	16%	17%	19%	19%	21%	21%	21%
Fine papers	-2%	-2%	-2%	-1%	-1%	-1%	-1%	-1%	-2%	-2%	-3%	-2%	-2%
Consolidated return on assets (%)	7.9%	7.9%	8.3%	8.4%	8.4%	8.6%	8.7%	8.3%	8.4%	8.4%	8.7%	9.3%	9.3%

Working capital (%) (5)
In millions of $	578	594	602	577	577	655	659	634	594	594	570	584	584
% of sales(6)	18.2%	17.5%	16.5%	15.9%	15.9%	16.1%	16.2%	16.4%	16.5%	16.5%	16.5%	16.7%	16.7%

1.     Prior to Q2 2006, the Fine papers segment included the shipments of the coated paper Thunder Bay mill. This mill is classified as discontinued operations. Refer to note 2 of the interim consolidated financial statements.

2.     Defined as: Shipments/Practical capacity. Paper manufacturing only.

3.     Average energy consumption for manufacturing mills only.

4.     Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items / LTM Average of total quarterly assets. It includes discontinued operations. Prior figures have therefore been restated in Q2 2006 to adopt this method. See the supplemental information on non-GAAP measures.

5.     Working capital includes accounts receivable plus inventories less accounts payables. Starting in 2006, it excludes discontinued operations and excludes unpaid provision for closure and restructuring costs in the amount of $39 million as at June 30, 2006 and $55 million as at December 31, 2005. Sales of discontinued operations are included in the 2005 figures as working capital items were still on the balance sheet.

6.     % of sales = LTM Working Capital / LTM Sales. Starting in 2006, LTM Sales exclude discontinued operations as their working capital items do not appear on the balance sheet.

BUSINESS ENVIRONMENT

Management’s Discussion and Analysis of Financial Position and Operating Results

Key financial drivers

As a Packaging and Tissue company, our financial results are mainly driven by the following factors:

Sales

•        Selling prices

•        Demand for packaging and tissue products, mainly environmentally friendly and recycled products

•        Foreign exchange rates (mainly CAN$/US$)

•        Population growth

•        Industrial production

•        Demand for durable and non-durable goods

•        Product mix, substitution and innovation

Costs

•        Fiber (recycled, virgin and woodchips) prices, availability and production recipes

•        Foreign exchange rates (mainly CAN$/US$)

•        Energy prices

•        Freight

•        Chemical prices

•        Capacity utilization rates and production downtime

•        Government policies

Economic data and pricing

Cascades’ results are, amongst others, sensitive to exchange rates, mostly CAN$/US$, and energy prices. Therefore, the following graphs and table show the historical movement of the Canadian dollar against the U.S. dollar, and the U.S. dollar against the Euro, as well as the prices for Henry Hub natural gas (US$/mmBtu) and WTI crude oil (US$/barrel). The influence of these factors on Cascades’ financial results is highlighted in the sensitivity table presented in the 2005 Annual Report. However, this table does not take into account our natural gas hedging program.

	2004					2005					2006
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Year
Foreign exchange rates average
CAN$/US$	1.318	1.359	1.307	1.221	1.301	1.227	1.244	1.201	1.173	1.211	1.155	1.122	1.138
US$/CAN$	0.759	0.736	0.765	0.819	0.769	0.815	0.804	0.832	0.852	0.826	0.866	0.891	0.878
US$/EURO	1.243	1.212	1.221	1.321	1.249	1.308	1.243	1.217	1.188	1.239	1.207	1.274	1.240
Energy prices average
Natural gas Henry Hub (US$/mmBtu)	5.69	6.00	5.79	6.95	6.11	6.27	6.73	8.49	12.97	8.62	8.98	6.79	7.88
Crude oil WTI
(US$/barrel)	34.99	38.1	45.19	46.26	40.69	51.78	52.73	65.25	61.11	55.82	65.32	71.59	66.70

Source: Bloomberg

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

Industry review

In general, in the North American and European paper and packaging industry, during the second quarter of 2006, market conditions remained challenging but continued to improve. On the positive side, given the multiple restructuring initiatives and closures which took place in 2005 and 2006, most of the North American markets experienced higher capacity utilization rates and price increases. In addition, natural gas prices continued to decrease, reducing cost pressure on the industry and particularly on the tissue paper’s producers. However, on the negative side, recycled and virgin fiber prices also increased in the quarter, adding cost pressure on the non-integrated mills.

Recycled paper, virgin pulp and woodchips

Recycled paper, virgin pulp and woodchips represent the main cost of our manufacturing operations. They accounted for 65%, 11% and 24% respectively of our total purchased volumes in 2005.

Overall, in the recycled fiber market, the combination of stronger demand from Western paper and packaging mills, especially in the Southeast U.S., and growing Asian demand, pushed the price of certain grades of recovered paper up in North America, as well as in Europe. The average U.S. dollar prices of the two main grades purchased by Cascades, namely old corrugated containers (OCC) and sorted office papers (SOP), increased in Q2 2006 compared to Q1 2006. They continued to climb in July and hit 16-month highs. On the other hand, US$ prices of other grades, like old newpapers (ONP), remained relatively stable. Given the rally in average pricing, the price discrepancies amongst the several North American and European regions were notable. Indeed, the price increases were more important in the Southeast U.S. and in some areas in Canada. In addition, at Cascades, active inventory management as well as contractual agreements have also tempered these higher costs for recovered paper.

In regards to the virgin pulp market, driven by the high cost for raw materials and the appreciation of the Canadian dollar, North American Northern bleached softwood kraft pulp (NBSK) producers continued to announce in Q2 2006 effective or upcoming closures (definitive or temporary). In contrast, on the demand side, shipments were strong due to the solid economic growth which led to higher paper and packaging demand. Consequently, with this improving demand and the tightening supply, US$ softwood pulp prices continued to rally as the producers easily achieved their desired price hikes in Asia, North America and Europe. Hardwood US$ pulp (NBHK) prices also increased amid good demand from European paper and packaging producers. In July, NBSK US$ prices were at their highest level in ten years while NBHK US$ prices hit a 5-year high.

Concerning the woodchip situation in Eastern Canada, prices stayed relatively stable in Q2 2006 compared to Q1 2006, as the business environment in the woodchip industry remained challenging. However, with the recent closures (definitive and temporary) of certain major woodchip consumers in the region, the demand for woodchips might diminish and therefore remove pressure on prices.

Packaging

In packaging, we operate in three different sectors: Boxboard, Containerboard (through our joint venture, Norampac), and Specialty products (mostly protective packaging products). Each sector is facing its own structural dynamics.

Boxboard

Our coated boxboard manufacturing operations are located in Europe and in North America. North America accounts for approximately 70% of our sales in the sector (prior to Versaille’s acquisition). In Europe, we manufacture virgin as well as recycled coated boxboard. In North America, we manufacture mainly recycled coated boxboard. We also have converting operations in North America, divided into two businesses: General folding cartons and Quick-service-restaurants (QSR).

BUSINESS ENVIRONMENT

Management’s Discussion and Analysis of Financial Position and Operating Results

In North America, market conditions of the coated recycled boxboard (CRB) market improved as demand increased given sustained consumer spending and strong industrial production of food. On the supply side, the industry operating rate continued to rise following the closures in 2005 of 5% of the North American capacity (source: RISI). Year-to-date through June, the U.S. CRB market’s operating rate rose to 96%, compared with 93% in the corresponding period of last year (source: American Forest & Paper Assn.). The better fundamentals in the industry led to a price increase of 20 US$/ton in June and an additional 10 US$/ton in July. Moreover, several developments occurred in the sector in Q2 2006 as Smurfit-Stone announced the sale of its boxboard assets packaging segment and two companies announced the closure of three mills by the end of Q3 2006.

On the converting side, the North American general folding carton business also experienced restructuring developments. Three box plants were closed during Q2 2006 and one closure was announced for July. As for the QSR business, demand remains healthy.

In Europe, in the coated recycled sector, the price increases announced for the beginning of the year continued to gain partial market acceptance in Q2 2006. Another price increase was revealed for June/July and was still being widely negotiated by mid-July (source: EUWID). The closure of one mill was announced in Netherlands but the sector remains challenging given overcapacity.

In the European virgin boxboard market, business conditions weakened. The latest statistics from the Confederation of European paper industries (CEPI) showed a decrease in demand from end-use markets, notably cosmetics. In addtition, following the strike which occurred in Finland in 2005, some producers gave price guarantee for the remainder of 2006, lowering the likelihood of upcoming price increases which could have helped counterbalancing the cost pressures from energy and raw materials.

Containerboard

With the exception of one mill, Norampac’s containerboard operations are located in North America.

In the North American containerboard market, during the second quarter of 2006, production continued to grow on year-over-year basis, pushing U.S. industry operating rate at 98.6% in June 2006, up from 97.9% in May (source: American Forest & Paper Assn.). U.S. corrugated box shipments were also higher in June, up 4.9% compared to the same period of last year, following a 6% increase in May and a slight decrease in April (source: RISI). Furthermore, the restructuring initiatives continued at the converting level as other box plant closures were announced during the quarter.

In this context, list prices increased US$50/ton (11%) in April. In total, the price of linerboard has moved up US$120/ton since September 2005. Following these manufacturing price increases, corrugated box prices have also improved as the latest pass through was fully implemented in Q2 2006.

Specialty products

The Specialty Products Group includes 22 operating units located in North America and four in Europe. This Group is active mostly in protective packaging and is divided into seven subgroups, namely: paper mill packaging, deinked pulp, plastic products, specialty paper & board, honeycomb products, moulded pulp products and waste paper recovery.

In the second quarter of 2006, the industry conditions in the moulded pulp, paper mill packaging and honeycomb sectors remained fairly stable. In the deinked pulp market, the business environment continued to be healthy, especially in Europe, given sustained demand for recycled products and relatively stable to lower recovered paper prices at one of the Group’s mills. In the plastic products sector, demand increased due to the seasonality in the food packaging industry. In the specialty paper & board market, one of our mills benefited from the price increases announced in the previous quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

Tissue

Our tissue operations are located in North America, and are divided into two businesses: retail and away-from-home (AFH). In the retail sector, we operate in two markets: private label and national brand. Also, we either convert products ourselves or sell parent rolls to integrated or non-integrated companies.

In North America, demand remained healthy in the second quarter, in both the retail and the AFH markets. The price increases that were announced in Q1 2006 in the U.S. retail sector were partially implemented in Q2 2006. As for the Canadian retail market, the price increases were delayed until later in the year. Georgia-Pacific announced two capacity expansion projects, with the first startup scheduled for 2007 and the second for 2008.

Fine papers

The Fine Papers Group is composed of one uncoated specialty and environmentally-friendly paper mill, one converting plant and one de-inked pulp mill.

In North America, U.S. shipments of uncoated freesheet rose 1.7% in May 2006, pulling the year-to-date increase to 0.6% in 2006 compared to 2005 (source: American Forest & Paper Assn.). However, U.S. demand was down 1.3% year-to-date through May. Following the recent reduction in supply, industry operating remained high, giving support to the US$ price increase on uncoated freesheeet rolls of April and led to announcements of a 60 US$/ton price increase on cut-size copy paper for mid-June. The price of some grades of specialty paper also increased during Q2 2006.

Industry pricing

The following graphs and table show the historical movement of average benchmark list prices for some of our key products as well as for woodchips and some grades of recycled paper and virgin pulp used in the manufacturing process. Recycled papers, virgin pulp and woodchips are the primary raw materials used in the manufacture of our products and represent the highest production cost. Selling and raw materials list prices fluctuate considerably and are heavily influenced by economic conditions and foreign demand. These list prices could be different from the Company’s cost of purchase and actual selling prices. The influence of some of these prices on the Company’s financial results is highlighted in the sensitivity table presented in the 2005 Annual Report.

1.       Cascades North American selling prices index represents an approximation of Cascades’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments. It takes into account some of the main products of Cascades for which prices are available in the Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as indicator trends as it might be different from our actual selling prices and our product mix. The only non-manufacturing prices taken into account in the index are the tissue prices. In fact, the tissue pricing indicator, which is blended in the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index which represents a mix of primary and converted products.

2.       Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials namely, recycled fiber, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as an indicator trends and it might be different than our actual manufacturing purchasing costs and our purchase mix.

BUSINESS ENVIRONMENT

Management’s Discussion and Analysis of Financial Position and Operating Results

1.                    Cascades North American selling prices index represents an approximation of Cascades’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments. It takes into account some of the main products of Cascades for which prices are available in the Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as indicator trends as it might be different from our actual selling prices and our product mix. The only non-manufacturing prices taken into account in the index are the tissue prices. In fact, the tissue pricing indicator, which is blended in the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index which represents a mix of primary and converted products.

2.                    Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials namely, recycled fiber, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as an indicator trends and it might be different than our actual manufacturing purchasing costs and our purchase mix.

3.                    Cascades North American boxboard prices index is based on the list price of the Recycled boxboard – 20 pt. Clay coated news, published in the Pulp&Paper Week.

4.                    Cascades North American containerboard prices index is based on the list prices of the Linerboard 42-lb. Unbleached kraft, East US and the Corrugating medium 26-lb. Semichemical, East US, both published in the Pulp&Paper Week.

5.                    Cascades North American specialty products prices index is based on the prices of the Recycled boxboard – 20 pt. Bending chip (list), the Deinked pulpt (f.o.b; U.S. air-dired & wet-lap, post-consumer), and the Unbleached kraft paper, Grocery bag 30-lb., all published in the Pulp&Paper Week.

6.                    Cascades North American tissue papers price index is based on Cascades Tissue papers selling price index (see following table). The only difference is the reference date.

7.                    Cascades North American fine papers index is based on the price of uncoated white 50lb. Offset rolls, published in the Pulp&Paper Week. Prior to Q2 2006, the index was also based on the price of the Coated publication No. 3 grade, 60-lb. Rolls.

8.                    Cascades North American virgin pulp prices index represents the average weighted cost paid for virgin pulp in North America.

9.                    Cascades North American woodchips index represents the average weighted cost paid for woodchips in North America.

10.              Cascades North American recycled fiber index represents the average weighted cost paid for recycled papers in North America.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

These indexes should only be used as indicator trends and they be different than our actual selling prices or purchasing costs.

	2004					2005					2006
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Total
Selling prices
Cascades North American US$index (index 2002 = 1,000) (1)	977	1,051	1,106	1,144	1,070	1,155	1,152	1,126	1,157	1,147	1,203	1,270	1,240
Packaging
Boxboard
North America (US$/ton)
Recycled boxboard — 20pt. Clay coated news (list)	648	685	695	715	686	715	715	715	735	720	745	752	748
Europe (Euro/tonne)
Recycled white-lined chipboard (GD2) index (2)	681	682	680	675	679	660	655	646	639	650	659	667	663
Virgin coated duplex boxboard (GC2) index (3)	1,001	1,007	1,005	997	1,003	1,013	1,015	1,014	1,015	1,014	1,012	1,012	1,012
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, East US (list)	412	462	500	500	468	500	490	448	475	478	515	565	540
Corrugated medium 26-lb. semichemical, East U.S. (list)	367	425	465	470	432	470	453	418	445	447	485	538	512
Specialty products (US$/ton,tonne for deinked pulp)
Recycled boxboard - 20pt.
Bending chip (list)	515	555	567	590	557	590	590	605	617	600	625	625	625
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	467	518	550	547	520	568	587	583	584	580	585	592	588
Unbleached kraft paper, Grocery bag 30-lb.	625	682	730	760	699	760	760	760	780	765	803	838	821
Tissue papers
Cascades Tissue papers (index 1999 = 1,000) (4)	1,132	1,120	1,227	1,285	1,192	1,287	1,339	1,362	1,346	1,335	1,377	1,389	1,383
Fine papers (US$/ ton)
Uncoated white 50-lb. offset, rolls	587	652	715	750	676	733	753	713	703	726	765	840	803
Raw materials
Cascades North American US$index (index 2002 = 300) (5)	352	371	385	372	370	383	370	361	346	365	333	350	342
Recycled paper (US$/short ton)
North America (US$/ton)
Corrugated containers, no. 11 (OCC)	77	91	82	78	82	88	90	83	68	82	60	77	68
Special news, de-inked quality, no. 6 (ONP)	54	58	58	60	57	60	63	53	51	57	43	45	44
Sorted office papers, no. 37 (SOP)	108	118	138	125	122	116	93	89	89	97	93	99	96
Europe (Euro/tonne)
Recovered mixed paper & board sorted index (6)	44	49	45	46	46	42	46	41	42	43	40	51	45
Virgin Pulp (US$/metric ton)
Bleached softwood kraft Northern, East U.S.	600	660	670	630	640	670	653	625	638	647	653	707	680
Bleached hardwood kraft Northern mixed, East U.S.	518	567	563	532	545	588	623	610	617	610	618	649	634
Woodchips, Conifer eastern canada (US$/odmt) (7)	119	115	120	128	121	131	135	139	142	136	137	N/A	N/A

Source: Pulp&Paper Week, PPI, CIBC World Markets and Cascades.

1.                    Cascades North American selling prices index represents an approximation of Cascades’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments. It takes into account some of the main products of Cascades for which prices are available in the Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as indicator trends as it might be different from our actual selling prices and our product mix. The only non-manufacturing prices taken into account in the index are the tissue prices. In fact, the tissue pricing indicator, which is blended in the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index which represents a mix of primary and converted products.

2.                    Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grades selling prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for white-lined chipboard.

3.                    Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grades selling prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for the coated duplex boxboard.

4.                    Cascades Tissue paper selling prices index represents a mix of primary and converted products.

5.                    Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials namely, recycled fiber, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as an indicator trends and it might be different than our actual manufacturing purchasing costs and our purchase mix.

6.                    Cascades recovered mixed paper & board sorted prices index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for the recovered mixed paper & board. This index should only be used as indicator trends and it might be different than our actual purchasing costs and our purchase mix.

7.                    Woodchip prices for Q2 2006 were not avaible at the time of publication.

RESULTS ANALYSIS

Management’s Discussion and Analysis of Financial Position and Operating Results

Overview

In the second quarter of 2006, sales decreased by $21 million, or 2% to $841 million compared with $862 million in the same quarter of 2005. Operating income increased by $11 million including specific items. Excluding these specific items which will be discussed in detail in each of the segments, operating income increased $14 million or 48%, at $43 million, compared to $29 million in 2005. Even with the 10.8% strengthening of the Canadian dollar against the U.S. dollar compared to the second quarter of 2005, these results highlight the positive impact of the Company’s diversification of business lines, the improvement in Packaging and the positive impacts of management’s focus on less-performing assets. The Company’s net earnings is $33 million or $0.41 per share compared with net earnings of $4 million or $0.05 per share for the same period in 2005.

Discontinued operations

The Company announced at the end of 2005, the permanent closure of its Thunder Bay, Ontario coated fine paper mill. The operations ceased on January 21, 2006.

Consequently, the assets, liabilities, results and cash flows of the Thunder Bay mill for the current period and for other comparison periods have been classified as discontinued operations. For further financial information related to these assets, refer to note 2 of the interim consolidated financial statements.

Measurement uncertainty

On June 29, 2006, the Company announced that it ceased operations at its FjordCell pulp mill of the Boxboard group for an indefinite period of time. The business environment which has been marked by a strong appreciation of the Canadian dollar compared to the US dollar as well as high wood and energy costs dictates this course of action. The Company is monitoring the situation closely and is committed to re-evaluating the situation should conditions affecting operating costs, the exchange rate and the selling price improve. Given this indefinite period, the uncertainty of the operating cost and the impairment test performed, no impairment charge was recorded on the net book value of the property, plant and equipment, which stood at $47 million as at June 30, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

Historical financial information

(In millions of Canadian dollars, unless other wise noted)	2004					2005					2006
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Total
Sales (1)
Packaging	536	577	590	571	2,274	603	645	609	580	2,437	606	616	1,222
Tissue Papers	168	184	188	174	714	178	176	185	179	718	167	180	347
Fine Papers	166	180	189	169	704	175	179	177	176	707	122	46	168
Discontinued operations	(140)	(150)	(157)	(149)	(596)	(154)	(138)	(137)	(125)	(554)	(77)	(1)	(78)
	730	791	810	765	3,096	802	862	834	810	3,308	818	841	1,659
Operating income (loss) before depreciation and amortization “OIBD” (2)
Packaging	45	51	54	28	178	51	42	22	(6)	109	47	52	99
Tissue Papers	18	19	21	18	76	21	28	27	25	101	29	29	58
Fine Papers	(3)	(1)	2	(1)	(3)	(2)	(1)	(8)	(103)	(114)	(7)	1	(6)
Corporate activities	(3)	(2)	1	—	(4)	(4)	6	4	1	7	(2)	2	—
Discontinued operations	1	2	(2)	—	1	(3)	2	7	90	96	4	1	5
	58	69	76	45	248	63	77	52	7	199	71	85	156
OIBD excluding specific items (2)
Packaging	40	50	58	42	190	49	45	37	38	169	42	51	93
Tissue Papers	18	19	21	18	76	20	28	27	27	102	29	29	58
Fine Papers	(3)	(1)	2	(1)	(3)	(2)	(1)	—	(6)	(9)	(2)	2	—
Corporate activities	(3)	(2)	1	—	(4)	(4)	(1)	4	1	—	(2)	2	—
Discontinued operations	1	2	(2)	—	1	(2)	2	(1)	1	—	2	—	2
	53	68	80	59	260	61	73	67	61	262	69	84	153
Operating income (loss) from continuing operations	20	30	36	5	91	20	33	8	(34)	27	31	44	75
Excluding specific items(2)	15	29	40	19	103	18	29	23	20	90	29	43	72
Net earnings (loss)	(6)	(3)	27	5	23	—	4	3	(104)	(97)	6	33	39
Excluding specific items (2)	(5)	5	14	2	16	(1)	4	2	1	6	6	16	22
Net earnings (loss) per share (in dollars)
Basic	$(0.08)	$(0.03)	$0.33	$0.06	$0.28	$0.00	$0.05	$0.04	$(1.28)	$(1.19)	$0.07	$0.41	$0.48
Basic, excluding specific items (2)	$(0.07)	$0.07	$0.17	$0.03	$0.20	$(0.01)	$0.05	$0.02	$0.01	$0.07	$0.07	$0.20	$0.27
Cash flow from operations (2)	36	46	51	39	172	35	44	43	33	155	38	56	94
Excluding specific items	36	46	51	39	172	35	44	48	41	168	42	56	98
Cash flow from operations per share (in dollars) (2)
Basic	$0.44	$0.56	$0.62	$0.48	$2.11	$0.43	$0.54	$0.53	$0.41	$1.91	$0.47	$0.69	$1.16
Basic, excluding specific items	$0.44	$0.56	$0.62	$0.48	$2.11	$0.43	$0.54	$0.59	$0.51	$2.07	$0.52	$0.69	$1.21

Cascades North American US$selling price index (index 2002 = 1,000) (3)	977	1,051	1,106	1,144	1,070	1,155	1,152	1,126	1,157	1,147	1,203	1,270	1,240
Cascades North American US$raw materials index (index 2002 = 300) (4)	352	371	385	372	370	383	370	361	346	365	333	350	342
US$/CAN$	$0.76	$0.74	$0.77	$0.82	$0.77	$0.82	$0.80	$0.83	$0.85	$0.83	$0.87	$0.89	$0.88
Natural Gas Henry Hub — US$/mmBtu	$5.69	$6.00	$5.79	$6.95	$6.11	$6.27	$6.73	$8.49	$12.97	$8.62	$8.98	$6.79	$7.88
Return on assets (%) (5)	7.9%	7.9%	8.2%	8.4%	8.4%	8.6%	8.7%	8.3%	8.4%	8.4%	8.7%	9.3%	9.3%

1.                    Net of eliminations.

2.                    See the supplemental information on non-GAAP measures.

3.                    Cascades North American selling prices index represents an approximation of Cascades’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments. It takes into account some of the main products of Cascades for which prices are available in the Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as indicator trends as it might be different from our actual selling prices and our product mix. The only non-manufacturing prices taken into account in the index are the tissue prices. In fact, the tissue pricing indicator, which is blended in the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index which represents a mix of primary and converted products.

4.                    Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials namely, recycled fiber, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as an indicator trends and it might be different than our actual manufacturing purchasing costs and our purchase mix.

5.                    Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items / LTM Average of total quarterly assets. It includes discontinued operations. Prior to Q2 2006, the calculation was: LTM OIBD excluding specific items / Annual average total assets, except for Q1 2006 for which it was: LTM OIBD excluding specific items / 2005 year-end assets. Prior figures have therefore been restated in Q2 2006. See the supplemental information on non-GAAP measures.

RESULTS ANALYSIS

Management’s Discussion and Analysis of Financial Position and Operating Results

Consolidated results

For the quarter ended June 30, 2006 compared with the quarter ended June 30, 2005

Sales

Sales decreased by $21 million, or 2%, to $841 million in 2006, versus $862 million for the same period in 2005. The acquisition of Standard Paper Box (SPB) in 2005 by the Containerboard segment accounted for $9 million in sales during the quarter. Because of the increase in input costs during the past quarters, net average selling prices in U.S. dollar increased in all of our main segments. However, these rising prices have been more than offset by the 10.8% strengthening of the Canadian dollar versus the U.S. dollar, compared with 2005. In fact, the fluctuation of the Canadian dollar had a direct impact on export prices. In addition, it contributed to downward prices in Canadian dollars on the domestic market because several of the Company’s product lines are priced in U.S. dollars.

Shipments increased in most of our business segments, particularily in the Tissue sector and in the North America manufacturing Boxboard segment, where shipments increased respectively by 9.6% and 18.5% due to better demand of jumbo rolls in tissue and capacity rationalization in the Boxboard industry. On the other hand, the manufacturing shipments of the European Boxboard and the Containerboard segments decreased by 4.2% and 2.2% respectively.

Operating income before depreciation and amortization.

The Company generated operating income before depreciation and amortization of $85 million for the period compared with $77 million for 2005. The operating income before depreciation and amortization margin increased to 10% for the period, compared to 8.9% in 2005. The 2005 operating income before depreciation and amortization includes $4 million of specific items gain. Excluding these specific items, the Company was able to improve, with higher selling prices and costs reductions, its operatingincome before depreciation and amortization at $84 million compared with $73 million in 2005. This was achieved despite the strengthening of the Canadian dollar which had an estimated $21 million negative impact for the second quarter.

The specific items included in operating income before depreciation and amortization are as follow:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2006	2005	2006	2005

Unusual gain - (Containerboard sector)	—	—	—	(3)
Unusual gain - (Tissue segment)	—	—	—	(1)
Unusual gain - (Corporate service)	—	(7)	—	(7)
Closure and restructuring costs - (Containerboard sector)	—	2	1	2
Closure and restructuring costs - (Fine Papers segment)	1	—	6	—
Unrealized loss (gain) on commodity derivative financial instruments - (Containerboard sector)	(1)	1	(7)	2
Presented in discontinued operations	(1)	—	(3)	1
Specific items included in operating income before depreciation and amortization - loss (gain)	(1)	(4)	(3)	(6)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

The operating income before depreciation variance analysis is as follow:

OIBD variance analysis (in millions of dollars)	Boxboard	Containerboard	Specialty group	Packaging	Tissue Papers	Fine Papers	Corporate	Discontinued operations	Consolidated

OIBD for the 3-month period ended June 30, 2005 (excluding specific items)	12	21	12	45	28	(1)	(1)	2	73
Positive (negative) impact from:
Sales volume	4	(4)	—	—	1	1	—	—	2
Selling price	(2)	5	5	8	7	2	—	—	17
Raw materials (1)	—	6	—	6	2	(3)	—	—	5
Energy	—	—	—	—	(1)	1	—	—	—
Variation of the Canadian dollar (2)	(5)	(7)	(5)	(17)	(5)	(2)	3	—	(21)
Variable costs (3)	2	1	—	3	—	2	—	—	5
Fixed costs and others (4)	2	3	—	5	(2)	1	—	—	4
Other sectors (5)	2	(1)	(1)	—	(1)	1	—	(2)	(2)
Business acquisitions	—	1	—	1	—	—	—	—	1
OIBD excluding specific items	15	25	11	51	29	2	2	—	84
Specific items	—	1	—	1	—	(1)	—	1	1

OIBD for the 3-month period ended June 30, 2006	15	26	11	52	29	1	2	1	85

1.                    The impacts of these estimated costs are based on production costs per unit, which are affected by yield, mix changes, purchase and transfer prices. In addition to market pulp and recycled fiber, they include purchases of external parent rolls for the converting sectors and other raw materials such as plastics and woodchips.

2.                    The estimated impact of foreign exchange is based on the Company’s national and export sales less purchases that are impacted by the CAN$/US$ variation.

3.                    The impacts of these estimated costs are based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

4.                    Includes all other costs such as repair and maintenance, selling and administration and profit sharing.

5.                    Includes change in OIBD of operation units that are not in the manufacturing or converting sectors, profit in inventory elimination and the reclassification of discontinued operations.

RESULTS ANALYSIS

Management’s Discussion and Analysis of Financial Position and Operating Results

For the six-month period ended June 30, 2006 compared with the six-month period ended June 30, 2005

Sales

Sales for the six-month period ended June 30, 2006 stood at $1.659 billion, compared to $1.664 billion for 2005 for the same period of 2005. The net average selling prices of all our main segments were affected by the 8.5% strengthening of the Canadian dollar versus the U.S. dollar compared with 2005, while shipments increased 5% when excluding the impact of the closure in the first quarter of 2006 of the Thunder Bay mill.

Operating income before depreciation and amortization.

The Company generated operating income before depreciation and amortization of $156 million for the six-month period, compared with $140 million for 2005. The operating income before depreciation and amortization margin increased by 1% for the period as compared with 2005. Excluding specific items, the operating income before depreciation and amortization stood at $153 million compared with $134 million in 2005, an increase of $19 million, achieved despite the strengthening of the Canadian dollar, which had an estimated $30 million negative impact, and higher energy costs. The Company was able to compensate these negative effects by increasing volumes and selling prices, by improving the results of the less-performing assets and with the positive results of the acquisition of SPB realized at the end of 2005.

The operating income before depreciation variance analysis is as follow:

OIBD variance analysis (in millions of dollars)	Boxboard	Containerboard	Specialty group	Packaging	Tissue Papers	Fine Papers	Corporate	Discontinued operations	Consolidated

OIBD for the 6-month period ended June 30, 2005 (excluding specific items)	32	41	21	94	48	(3)	(5)	—	134
Positive (negative) impact from:
Sales volume	16	(7)	—	9	2	2	—	—	13
Selling price	(5)	6	12	13	19	—	—	—	32
Raw materials (1)	(2)	9	(1)	6	6	(4)	—	—	8
Energy	(2)	(2)	(1)	(5)	(4)	2	—	—	(7)
Variation of the Canadian dollar (2)	(10)	(7)	(7)	(24)	(6)	(3)	3	—	(30)
Variable costs (3)	3	(2)	(2)	(1)	(3)	6	—	—	2
Fixed costs and others (4)	1	4	(1)	4	(4)	2	2	—	4
Other sectors (5)	—	(5)	—	(5)	—	(2)	—	2	(5)
Business acquisitions	—	2	—	2	—	—	—	—	2
OIBD excluding specific items	33	39	21	93	58	—	—	2	153
Specific items	—	6	—	6	—	(6)	—	3	3

OIBD for the 6-month period ended June 30, 2006	33	45	21	99	58	(6)	—	5	156

1.                    The impacts of these estimated costs are based on production costs per unit, which are affected by yield, mix changes, purchase and transfer prices. In addition to market pulp and recycled fiber, they include purchases of external parent rolls for the converting sectors and other raw materials such as plastics and woodchips.

2.                    The estimated impact of foreign exchange is based on the Company’s national and export sales less purchases that are impacted by the CAN$/US$ variation.

3.                    The impacts of these estimated costs are based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

4.                    Includes all other costs such as repair and maintenance, selling and administration and profit sharing.

5.                    Includes change in OIBD of operation units that are not in the manufacturing or converting sectors, profit in inventory elimination and the reclassification of discontinued operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

Segmented analysis
Packaging products

	(in millions of dollars)								Shipments
	Sales				OIBD				(in thousands)
	3 months		6 months		3 months		6 months		3 months				6 months
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005			2006	2005
Boxboard
Manufacturing - North America	65	57	128	114	—	—	1	—	96	81	st		189	159
Manufacturing - Europe	102	122	211	241	—	3	3	8	136	142	st		283	277
Converting	185	186	369	349	16	12	22	27	5,598	5,351	carton		10,895	10,113
Others and eliminations	(3)	(3)	(6)	(5)	(1)	(3)	(3)	(3)
	349	362	702	699	15	12	33	32
Containerboard (1)
Manufacturing	86	90	168	177	12	3	20	9	180	184	st		360	363
Converting	131	130	251	249	12	12	23	26	1,777	1,791	msf		3,425	3,421
Others and eliminations	(54)	(49)	(104)	(95)	2	3	2	5
	163	171	315	331	26	18	45	40
Specialty products	128	134	253	261	11	12	21	21	50	51	st	(2)	100	98
Eliminations	(13)	(15)	(24)	(25)	—	—
	627	652	1,246	1,266	52	42	99	93	462	458	st		932	897
Total excluding specific items
Boxboard					15	12	33	32
Containerboard (1)					25	21	39	41
Specialty products					11	12	21	21
Excluding specific items					51	45	93	94

	Average selling price				Average selling price				Price reference (in dollars
	(in dollars CA/unit)				(in dollars US and €/unit)				US and €/unit)
	3 months		6 months		3 months		6 months		3 months		6 months
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Boxboard
Manufacturing - North America	677	718	679	722	603	577	596	584	752	715	748	715
Manufacturing - Europe	747	855	744	869	€530	€546	€531	€547	€778	€784	€779	€785
Converting
Others and eliminations

Containerboard (1)
Manufacturing	483	483	468	483	430	389	411	391	565	490	540	495
Converting	73	73	73	73	65	59	64	59
Others and eliminations

Specialty products
Eliminations

Total excluding specific items
Boxboard
Containerboard (1)
Specialty products
Excluding specific items

1.             The Company’s containerboard business consists entirely of its 50% share of the results of Norampac Inc., a joint venture

2.             Consist of the paper manufacturing shipments only.

For the quarter ended June 30, 2006 compared with the quarter ended June 30, 2005

Sales of the Packaging products segment decreased by $25 million, or 3.8%, amounting to $627 million for 2006, compared with $652 million in 2005. The additional contributions of SPB acquired in 2005 combined with volume increases in the North American Boxboard segment have mitigated the impact of the Canadian dollar appreciation on general pricing and decrease in sales of the European Boxboard segment.

Packaging segment operating income before depreciation and amortization stood at $52 million for the quarter compared with $42 million for the same period in 2006, representing a 24% increase. Excluding specific items, the operating income before depreciation and amortization increased by 13% to $51 million in the second quarter of 2006 from $45 million in 2005. The increase of $6 million is mainly due to price increases and production costs reductions in all segments but partially offset by the strengthening of the Canadian dollar which impacted the results by approximately $17 million.

Boxboard

Sales for the Boxboard Group amounted to $349 million for the quarter, compared with $362 million for the same period in 2005. Over the course of this period, manufacturing shipments increased by 18.5% in North America due to capacity rationalization in the industry and decreased by 9.5% in Europe resulting from production problems at the LaRochette (France) mill and the Finland strike that occurred in 2005 which had a positive impact on shipments of 2005. In North America, average selling prices in US$ increased by 26$ per ton compared with the second quarter of 2005. In Europe, average selling prices in euros decreased by 2.9% as a result of production overcapacity, mainly in the recycled boxboard business, exerting strong pressure on prices. Operating income before depreciation and amortization excluding specific items was negatively impacted by the strengthening of the Canadian dollar more than offset by higher volumes from the converting operations and better production costs. The results at the Fjordcell pulp mill improved compared with the same period of 2005 but the mill was temporary closed at the end of June 2006 for an indefinite period of time due to low profitability level resulting from, amongst other things, the high costs of woodchips.

RESULTS ANALYSIS

Management’s Discussion and Analysis of Financial Position and Operating Results

Containerboard

Sales for the Containerboard Group decreased by $8 million, amounting to $163 million for the quarter, compared with $171 million for the same period in 2005. Shipments remained stable in the manufacturing sector over the period as average $US selling prices increase 10%. Shipments of corrugated products decreased slightly compared with 2005 despite the acquisition of SPB at the end of 2005, given the rationalization of the customer portfolio started at the end of 2005. Selling prices of corrugated products in $US increased by 10% compared to the same period of 2005. Operating income before depreciation and amortization excluding specific items, which was negatively impacted by the strengthening of the Canadian dollar, increased to $25 million from $21 million due to price increases in both manufacturing and converting markets, business acquisitions and lower production costs. This joint venture also incurred a $1 million unrealized gain on derivative commodity instruments of certain commodity swap contracts which is included in the specific items.

Specialty Products

Sales for the Specialty Products Group decreased by 4.5% at $128 million in 2006 compared with $134 million in 2005. Operating income before depreciation and amortization excluding specific items, decreased by $1 million to $11 million from $12 million for the same period in 2005. The decrease in sales and profitability is due, in part, to the waste paper recovery business which had some production problems during the period and by the decrease in the activity level of the plastics and specialty board business.

For the six-month period ended June 30, 2006 compared with the six-month period ended June 30, 2005

Sales of the Packaging products segment decreased by $20 million, or 1.6%, amounting to $1.246 billion for 2006, compared with $1.266 billion in 2005. Despite some shipments and $US selling price increases, the strengthening of the Canadian dollar had a notable negative impact on sales in $CAN dollars.

Packaging segment operating income before depreciation and amortization stood at $99 million for the period compared with $93 million for the same period in 2006, representing a 6.4% increase. Excluding specific items, the operating income before depreciation and amortization remain stable at $93 million compared to $94 million for 2005. The strengthening of the Canadian dollar and the increase in energy cost were offset by the increase in selling prices and lower raw material costs.

Boxboard

Sales for the Boxboard Group amounted to $702 million for the first six-month period of 2006 as compared with $699 million for the same period in 2005. Over the course of this period, shipments by primary mills increased by 18.9% in North America due to capacity rationalization in the industry and by 2.1% in Europe following a strong demand during the first quarter of 2006. In North America, average selling prices in US$ increased by 12$ per ton compared with the same period of 2005. In Europe, average selling prices in euros decreased by 3% as a result of production overcapacity, mainly in the recycled boxboard market, exerting strong pressure on prices. The operating income before depreciation and amortization excluding specific items was negatively impacted by higher energy and raw materials production costs resulting, in part, from the purchase of external board by our converting operations. The strengthening of the Canadian dollar and the difficult market conditions prevailing at the Fjordcell pulp mill and Scierie Lemay sawmill also affected the results.

Containerboard

Sales for the Containerboard Group decreased by $16 million, amounting to $315 million for the six-month period compared with $331 million for the same period in 2005. Manufacturing and converting shipments slightly decreased despite the acquisition of SPB at the end of 2005. In the face of $US price increases, average $CAN selling prices remained stable in the converting market but decreased in the manufacturing sector over the period due to the appreciation of the Canadian dollar. Operating income before depreciation and amortization excluding specific items decreased to $39 million from $41 million due to the strenthening of the

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

Canadian dollar, volume decreases, and higher energy costs which were partially offset by $US selling price increases in both manufacturing and converting, by lower raw material production costs as well as by the acquisition of SPB at the end of 2005. In 2005, this group announced the permanent shutdown of one machine at its Red Rock (Ontario) mill and an additional specific charge of $1 million was recorded in the first quarter of 2006. This joint venture also incurred a $7 million unrealized gain on derivative commodity instruments of certain commodity swap contracts.

Specialty Products

Sales for the Specialty Products Group decreased by 3% to $253 million in 2006 compared with $261 million in 2005. Business volumes were lower in the plastics, specialty board and waste paper sub-segments but were partially offset by higher volumes in the deinked pulp and paper mill packaging. Operating income before depreciation and amortization excluding specific items remained stable at $21 million.

Tissue Group

	(in millions of dollars)								Shipments
	Sales				OIBD				(in thousands) st
	3 months		6 months		3 months		6 months		3 months		6 months
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Manufacturing & converting	182	178	351	345	29	28	58	47	114	104	218	203
Distribution	—	—	—	22	—	—	—	2
Eliminations	—	—	—	(9)	—	—	—	—
	182	178	351	358	29	28	58	49
Specific items					—	—	—	(1)
Excluding specific items	182	178	351	358	29	28	58	48
Discontinued operations	—	—	—	(16)	—	—	—	(1)
Total excluding specific items and discontinued operations	182	178	351	342	29	28	58	47

	Average selling price				Average selling price				Price reference
	(in dollars CA/unit)				(in dollars US/unit)				(in dollars US/unit)
	3 months		6 months		3 months		6 months		3 months		6 months
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Manufacturing & converting	1,564	1,672	1,580	1,629	1,393	1,344	1,388	1,318	1,389	1,339	1,383	1,313
Distribution
Eliminations
Specific items
Excluding specific items
Discontinued operations
Total excluding specific items and discontinued operations

For the quarter ended June 30, 2006 compared with the quarter ended June 30, 2005

Sales of the Tissue Group increased by 2.2%, amounting to $182 million for the period, compared with $178 million in 2005. Average net realized prices in US$ were 3.6% higher in 2006, compared to the corresponding period in 2005, as a result of price increases implemented over the last quarters. Shipments increased by 9.6% in 2006, mainly for jumbo rolls due to better demand and the ramp-up of the Memphis plant. The integration rate decrease of from 64% in 2005 to 57% in 2006, following the closure of the Toronto converting plant in March 2006 and production downtime in the converting sector to reduce inventories, which were higher at the end of the first quarter of 2006, given the expected seasonal increase in demand.

Tissue Group operating income before depreciation and amortization excluding specific items stood at $29 million for 2006, compared with $28 million in 2005. This Group benefited from an increase in the average realized US dollar price of both jumbo rolls and converted products which was partially offset by the strengthening of the Canadian dollar, which had a negative impact of approximately $5 million for the quarter. Operating income before depreciation and amortization was also negatively affected by higher energy and selling costs due to volume increases.

For the six-month period ended June 30, 2006 compared with the six-month period ended June 30, 2005

Sales of the Tissue Group decreased by 2%, amounting to $351 million for the first six months of 2006 compared with $358 million in 2005. If we exclude discontined operations, sales increased by $9 million in 2006. Average net realized prices in US$ were 5.3% higher in 2006, in comparison with the corresponding period in 2005, as a result of price increases implemented over the last twelve months. Shipments increased by 7.4% in 2006 compared to 2005, mainly in the manufacturing sector, following the ramp-up of the Memphis plant and better productivity. The integration rate decreased from 65% in 2005 to 59% in 2006.

RESULTS ANALYSIS

Management’s Discussion and Analysis of Financial Position and Operating Results

Tissue Group operating income before depreciation and amortization items and discountinued operation stood at $58 million for 2006, compared with $47 million in 2005. This Group benefited from an increase in the average realized US dollar selling price of jumbo rolls and converted products and a reduction in raw material production costs which was partially offset by the strengthening of the Canadian dollar, which had a negative impact of approximately $6 million over the six-month period. Operating income before depreciation and amortization was also negatively affected by higher energy and transportation costs, and by increased warehouse costs due to high level of inventories of finished products.

Fine Papers Group

	(in millions of dollars)								Shipments
	Sales				OIBD				(in thousands) st
	3 months		6 months		3 months		6 months		3 months		6 months
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Manufacturing & converting	48	83	103	164	2	(3)	(6)	(8)	36	68	86	136
Distribution	—	107	68	214	(1)	2	—	5
Eliminations	—	(8)	—	(18)	—	—	—	—
	48	182	171	360	1	(1)	(6)	(3)
Specific items					1	—	6	—
Excluding specific items	48	182	171	360	2	(1)	—	(3)
Discontinued operations	(1)	(138)	(78)	(276)	—	2	2	1
Total excluding specific items and discontinued operations	47	44	93	84	2	1	2	(2)

	Average selling price				Average selling price				Price reference
	(in dollars CA/unit)				(in dollars US/unit)				(in dollars US (unit)
	3 months		6 months		3 months		6 months		3 months		6 months
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Manufacturing & converting	1,175	1,163	1,142	1,153	1,047	935	1,003	933	840	753	803	743
Distribution
Eliminations
Specific items

Excluding specific items
Discontinued operations
Total excluding specific items and discontinued operations

For the quarter ended June 30, 2006 compared with the quarter ended June 30, 2005

At the end of 2005, the Company announced the permanent shutdown of its Thunder Bay, Ontario mill and also decided to close one machine at its St-Jérôme,Québec mill. Production at the Thunder Bay mill ceased on January 21, 2006. This mill generated a negative operating income before depreciation and amortization of $11 million for the twelve-month period in 2005, including $4 million for the second quarter and $2 million for the first quarter of 2005. According to CICA Section 3475, “Disposal of long-lived assets and discontinued operations”, the financial results of the activities of the Thunder Bay mill and the distribution division are presented as discontinued operations with a restatement of the comparative figures.

Sales for the Fine Papers Group amounted to $48 million in 2006, compared with $182 million for 2005. This decrease is due to the disposition of its distribution activities as of February 28, 2006 and the permanent closure of its Thunder Bay paper mill at the end of January 2006. Excluding the discontinued operations, sales amounted to $47 million as compared to $44 million as a result of an increase of more than $US100 per ton in average selling price compared to 2005, due to better market conditions. However, sales were negatively affected by the strengthening of the Canadian dollar against the U.S. dollar and by the restructuring of the Group’s product offering. Fine Papers Group operating income before depreciation and amortization excluding specific items and discontinued operations stood at $2 million for the period, compared with $1 million for the same period in 2005. The remaining uncoated paper mill of St-Jérôme continued to realign its product mix, expand its speciality paper and high recycled content paper offering and improve its cost structure with the implementation of several restructuring measures, which started to show benefits in the second quarter of 2006.

For the six- month period ended June 30, 2006 compared with the six-month period ended June 30, 2005

Sales for the first six months of 2006 for the Fine Papers Group amounted to $171 million in 2006, compared with $360 million for 2005. This decrease is due to the disposition of its distribution activities and the permanent closing of its Thunder Bay paper mill. Excluding discontinued operations, sales amounted to $93 million as compared to $84 million as a result of an

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

increase of $US70 per ton in average selling price compared to 2005, due to better market conditions. However, sales were negatively affected by the appreciation of the Canadian dollar against the U.S. dollar and by the restructuring of the product offering. Fine Papers Group operating income before depreciation and amortization excluding specific items and discontined operations amounted to $2 million for the period compared with a negative contribution of $2 million for the same period of 2005. This improvement is mainly due to the positive impact of the restructuration plan put in place at the St-Jérôme mill which included an important cost reduction program and the reorientation of production toward value added products. In 2006, an additional provision in the amount of $6 million was taken in relation to the restructuring and closure costs following the 2005 announcement of production curtailment at the St-Jérôme and Thunder Bay operations and for the sale of the distribution sector.

Other items analysis

Depreciation and amortization

Depreciation and amortization decreased to $81 million in 2006, from $87 million for the corresponding period of 2005, primarily as a result of the impairment charges of property, plant and equipment recorded in 2005 in the amount of $67 million and by the translation in Canadian dollars of our US-based assets depreciation.

Interest expense

Interest expense increased to $42 million compared with $39 million in 2005. The debt level has increased during 2005 but the strengthening of the Canadian dollar contributed to reducing the interest expense on the Company’s U.S.-denominated debts.

Foreign exchange gain on long-term debt

In 2006, the Company recorded a foreign exchange gain of $14 million on its own and its joint venture US-denominated debts, as the Canadian dollar went from $0.858 against the U.S. dollar as at December 31, 2005 to $0.897 as at June 30, 2006. This compares with a loss of $9 million in 2005. These gains or losses have no impact on the Company’s liquidities.

Provision for income taxes

The income tax provision for 2006 amounted to $8 million representing an effective tax rate of 17%. In the second quarter of 2006, the tax provision includes a recovery of future tax in the amount of $3 million following the reduction of the federal tax rate decrease. Excluding the impact of specific items, the tax rate would have been approximately 30%.

In addition to this $3 million tax rate reduction impact, another adjustment of $2 million due to this change is recorded in the share of results of significantly influenced companies. The total tax rate adjustment is $5 million ($0.06 per share).

The effective tax rate and the current income taxes are affected by the results of certain subsidiaries located in countries where the income tax rate is higher than in Canada, notably in Germany and in the United States.

Share of results of significantly influenced company

The share of results of significantly influenced company is mainly attributable to our 43% participation in Boralex inc., a Canadian producer of green and renewable energy. Boralex’s results improved in 2005 and 2006 due to better electricity prices in the U.S., to renewable energy certificates that gives Boralex a premium on the base price of electricity in some of its markets and to U.S. non-refundable tax credits for renewable energy producers.

RESULTS ANALYSIS

Management’s Discussion and Analysis of Financial Position and Operating Results

Net earnings

As a result of the foregoing factors, the Company posted for the As a result of the foregoing factors, the Company posted for the second quarter, net earnings of $33 million, or $0.41 per share for 2006, versus $4 million, or $0.05 per share, for 2005. For the first six-month period ended June 30, 2006, net earnings amounted to $39 million or $0.48 per share.

For the second quarter, net earnings excluding these specific items increased to $16 million or $0.20 per share compared with $4 million or $0.05 per share in 2005. For the first six months of 2006, net earnings excluding these specific items increased to $22 million or $0.27 per share compared with $3 million, or $0.04 per share in 2005.

Liquidity and capital resources

Cash flows from operating activities

Operating activities generated $34 million in the second quarter of 2006 ($39 million for the six-month period), as compared to $22 million in 2005 (cash outflow of $30 million for the six-month period). During the first six months of 2006, changes in non-cash working capital components amounted to a use of funds of $55 million compared to a use of funds of $109 million in 2005. This use of cash is mainly attributable to the increase of accounts receivable throughout the group. Accounts payable also reduced during the period. Working capital requirement is normally higher during the first six months due to seasonal business. During the quarter, $3 million was paid on the restructuring and closure costs provisions taken in 2005 which is included in the liquidity variation of the discontinued operations.

Cash flow from operating activities, excluding the change in non-cash working capital components, amounted to $56 million for the second quarter of 2006 or $0.69 per share ($94 million or $1.16 per share for the six-month period) compared with $44 million or $0.54 per share for the same period in 2005 ($79 million or $0.97 per share for the six-month period). An amount of $4 million ($0.05 per share) related to the closing and restructuring charges has reduced cash flow from operating activities of the first quarter of 2006. This cash flow measure is important for the Company in order to pursue its capital expenditures program and reduce its indebtedness.

Investing activities

During the first six months of 2006, investment activities required total cash resources of $57 million to capital expenditure projects. The most important capital projects were to add converting equipment in the QSR business of the Boxboard Group and to acquire 9,000 hectares of wood lots thereby securing a portion of the wood fibre for one mill of the Containerboard sector.

In addition, on April 25, 2006 the Company announced that it has acquired certain assets from the paperboard division of Simkins Industries «Simkins» located in Ridgefield, New Jersey and in New Haven, Connecticut, for $14 million ($US 12.5 million). The board mill located in Ridgefield, New Jersey has been closed by Simkins while the mill in New Haven will continue to operate during a transition period, the duration of which has yet to be finalized by Simkins. Concurrently with the purchase of these assets, the Company and Simkins entered into a Supply Agreement for the supply of recycled coated boxboard to Simkins’ folding carton plants.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

Financing activities

During the first six months of 2006, the Company repaid $58 million on its revolving facilities and other debts following the sale of its Fine papers distribution activities. It also redeemed 49,000 of its common shares on the open market, pursuant to a normal course issuer bid for an amount of $0.6 million.

Taking into account these transactions and the $7 million in dividends paid out during the first six months, financing activities required $60 million in liquidity.

Liquidity from discontinued operations

On February 28, 2006, the Company sold the distribution activities of its Fine Papers segment for a total net consideration of $87 million. Of the total selling price, $77 million was received at closing and the balance will be received before the end of the year. The cash flow from operations and working capital requirements of the distribution activities and the Thunder Bay mill required $20 million in liquidity

Subsequent event

On April 21, 2006, the Company announced the acquisition of the assets of Caraustar Industries’ coated recycled boxboard mill located in Versailles, Connecticut for a total purchase price of $16.5 million (US$ 14.5 million). Closure of this transaction was concluded on July 19, 2006.

This transaction combined with the Simkins acquisition represents a further step towards our stated goal of improving the performance of our Boxboard Group. As was the case with previous transactions realized by this group, this acquisition will allow the Company to increase productivity at all its board mills while improving profitability thru an improved product and customer mix. Moreover the acquisition of the Versailles mill will enable this group to move its board manufacturing closer to its customer base while increasing its presence in the United States thereby further reducing its exposure to fluctuations in the exchange rate.

RESULTS ANALYSIS

Management’s Discussion and Analysis of Financial Position and Operating Results

Consolidated financial position as at June 30, 2006

The Company has the following financial position and ratios:

	June 30,	December 31,
Balance sheet data (in millions of Canadian $)	2006	2005
Working capital(1)	584	594
% of sales(2)	16.7%	16.5%
Bank loan and advances	48	44
Current portion of long-term debt	8	8
Long-term debt	1,190	1,289
Total debt	1,246	1,341
Shareholders’ equity	934	897
Total equity and debt	2,180	2,238
Ratio debt/total equity and debt	57.2%	59.9%
Shareholders’ equity per share	$11.56	$11.10

1.       Working capital includes accounts receivable plus inventories less accounts payables. Starting in 2006, it excludes discontinued operations and excludes unpaid provision for closure and restructuring costs in the amount of $39 million as at June 30, 2006 and $55 million as at December 31, 2005. Sales of discontinued operations are included in the 2005 figures as working capital items were still on the balance sheet.

2.       % of sales = LTM Working Capital / LTM Sales. Starting in 2006, LTM Sales exclude discontinued operations as their working capital items do not appear on the balance sheet.

Long-term debt, including the current portion, decreased following the sale of its Fine papers distribution activities at the end of February 2006. The Company had $322 million (net of letter of credit in the amount of $8 million) available under its $550 million revolving credit facility at the end of the quarter. On March 15, 2006, Norampac, a joint-venture Company refinanced, prior to maturity, its revolving credit facility for a five-year term. The new credit facility borrowing capacity is $325 million with an accordion feature of $25 million which allows Norampac the possibility of increasing the original credit facility to $350 million. The availability on this revolving credit facility at the end of June 30, 2006 was $211 million.

The liquidity available via the credit facilities of the Company and its joint ventures, along with the cash flow generated by the operating activities, will provide the Company sufficient funds to meet its financial obligations and fulfill its capital expenditure program, which we estimate at approximately $110 million for 2006 including the share of its joint ventures.

Capital stock information

As at June 30, 2006, the capital stock issued and outstanding consisted of 80,801,258 common shares (80,818,540 as at December 31, 2005). As at June 30, 2006, 2,448,354 stock options were issued and outstanding (2,115,167 as at December 31, 2005). During the first six months of 2006, 31,718 options were exercised and 52,511 were forfeited. In addition, the Company issued 417,416 options at a price of $11.49. As at August 1, 2006, 80,774,558 common shares and 2,429,154 stock options were issued and outstanding.

	For the 3-month periods ended June 30,
	2006	2005
Common shares - Toronto Stock Exchange
High	$11.99	$13.15
Low	$10.51	$11.13
Volume	5,246,000	5,184,000

	For the 6-month periods ended June 30,
	2006	2005
Common shares - Toronto Stock Exchange
High	$11.99	$13.95
Low	$9.66	$11.13
Volume	10,801,000	11,569,000

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

Outlook

Overall, we anticipate business conditions will remain challenging for the remainder of the year given the potential softening of demand coming for the United States, the volatility of the Canadian dollar and energy prices in addition to the recently observed fiber price increases. We will continue to be very proactive managing our controllable costs, focusing on our non-performing assets and integrating recent acquisitions. Furthermore, we also intend to continue exploring selective divestiture opportunities for a limited number of non-core assets.

The Boxboard Group continues to be confronted with challenging market conditions, especially in the European markets. In this context, the Group will continue to closely monitor its non-performing assets. Going forward, the Group is expected to benefit from the recent closing of the acquisition of the Versailles (Connecticut) recycled boxboard mill from Caraustar, from the acquisitions of certain assets, as well as from the implementation of price increases on recycled grades in North America. Linked to the transactions, the Group plans to move quickly on integrating the newly acquired mill and optimizing its production across its North American mills in order to increase synergies. In Europe, the Group expects lower seasonal demand in Q3 2006 and intends to carry out maintenance shutdowns in August at its LaRochette (France) and Arnsberg (Germany) boxboard mills.

The Containerboard Group (Norampac) intends to continue to focus on maintaining the right balance between production and inventory levels, as well as implementing its cost reduction initiatives. Furthermore, in the coming quarters, the Group expects to complete the optimization of its box plant production system following the recently announced closures and the acquisition of the three corrugated products converting plants from SPB Canada. Also, at the current level of the Canadian dollar, the Group will continue reviewing the profitability levels at its paper mills in order to ensure its competitiveness in the North American containerboard market. On the revenue side, Norampac should benefit from the completed pass through on corrugated boxes of the latest containerboard price increase. On the cost side, the sector could be negatively impacted by the recent rise in OCC pricing (old corrugated containers).

The Speciality Products Group should, as a net seller of open market de-inked pulp, continue to benefit from strong demand for its product and the recent price increases of de-inked pulp, partially offset by the rise of waste papers pricing. The Group also stands to benefit from recently announced price increases in some of its sub-segments. Furthermore, with its strategic alliance with Metro Waste, the Group intends to expand and optimize its strategic activities of waste paper recovery and processing. Finally, the Group remains actively engaged in product development activities which may lead to the introduction of new packaging solutions over the next few quarters.

Overall, fundamental demand for tissue remains healthy and the Tissue Group anticipates that market conditions will continue to be favourable. In fact, the Group’s operations are anticipated to benefit from a stable to upward selling pricing environment. On the cost side, the Group acknowledges upward pricing pressures for virgin pulp and sorted office papers, the main type of recycled papers used within this Group. Nevertheless, the Group considers that current inventory level as well as contractual agreements should temper these higher anticipated costs for recovered paper. Also, the Tissue Group could be negatively impacted by an increase in natural gas prices which however will be mitigated by the Company’s hedging positions.

The Fine papers Group should continue to benefit from better demand and recent market price increases for different grades of uncoated and specialty papers. The Group also intends to conclue the implementation of its restructuring measures, the realignment of its product mix, the expansion of its speciality paper and high-recycled content paper offering and the improvement of its cost structure.

Supplemental information on non-GAAP measures

Operating income before depreciation, operating income, cash flow from operations and cash flow from operations per share are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation, operating income, cash flow from operations and cash flow from operations per share because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation, operating income,

RESULTS ANALYSIS

Management’s Discussion and Analysis of Financial Position and Operating Results

cash flow from operations and cash flow from operations per share do not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation, operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income before depreciation excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings, which is a performance measure defined by Canadian GAAP is reconciled below to operating income, operating income excluding specific items and operating income before depreciation excluding specific items:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2006	2005	2006	2005

Net earnings	33	4	39	4
Net loss from discountinued operations	1	3	4	3
Share of results of significantly influenced companies	(1)	(1)	(4)	(2)
Provision for income taxes	4	3	8	2
Foreign exchange loss (gain) on long-term debt	(14)	7	(14)	9
Realized gain on derivative financial instruments	—	(3)	—	(2)
Interest expense	21	20	42	39

Operating income	44	33	75	53
Specific items :
Unusual gain	—	(7)	—	(10)
Impairment loss on property, plant and equipment	—	2	—	2
Closure and restructuring costs	—	—	4	—
Unrealized loss (gain) on commodity derivative financial instruments	(1)	1	(7)	2
	(1)	(4)	(3)	(6)
Operating income - excluding specific items	43	29	72	47
Depreciation and amortization	41	44	81	87
Operating income before depreciation - excluding specific items	84	73	153	134

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

The following table reconciles net earnings and net earnings per share to net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings(1)				Net earnings per share (1)
(in millions of dollars, except	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
amounts per share)	2006	2005	2006	2005	2006	2005	2006	2005
As per GAAP	33	4	39	4	$0.41	$0.05	$0.48	$0.05
Specific items:
Unusual gains	—	(7)	—	(10)	$—	$(0.07)	$—	$(0.10)
Impairment loss on property, plant and equipment	—	2	—	2	$—	$0.02	$—	$0.02
Closure and restructuring costs	—	—	4	—	$—	$—	$0.03	$—
Unrealized loss (gain) on commodity derivative financial instruments	(1)	1	(7)	2	$(0.01)	$0.01	$(0.06)	$0.02
Realized gain on derivative financial instruments	—	(3)	—	(2)	$—	$(0.03)	$—	$(0.03)
Foreign exchange (gain) loss on long-term debt	(14)	7	(14)	9	$(0.15)	$0.07	$(0.15)	$0.09
Included in discontinued operations	1	—	3	(1)	$0.01	$—	$0.03	$(0.01)
Adjustment of statutory tax rate	(5)	—	(5)	—	$(0.06)	$—	$(0.06)	$—
Tax effect on specific items	2	—	2	(1)
	(17)	—	(17)	(1)	$(0.21)	$—	$(0.21)	$(0.01)
Excluding specific items	16	4	22	3	$0.20	$0.05	$0.27	$0.04

1. Specific amounts per share are calculated on an after-tax basis.

RESULTS ANALYSIS

Management’s Discussion and Analysis of Financial Position and Operating Results

The following table reconciles the net cash provided by (used for) operating activities to operating income and operating income before depreciation and amortization:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of dollars)	2006	2005	2006	2005

Cash flow provided by operating activities	34	22	39	(30)
Changes in non-cash working capital components	22	22	55	109
Depreciation and amortization	(41)	(44)	(81)	(87)
Current income taxes	8	11	16	20
Interest expense (includes interest on long-term debt, other interest less interest income and capitalized interest)	21	20	42	39
Unusual gains	—	7	—	10
Impairment loss on property, plant and equipment	—	(2)	—	(2)
Unrealized (loss) gain on derivative financial commodity instruments	1	(1)	7	(2)
Gain on derivative financial instruments	—	(2)	—	(2)
Other non-cash adjustments	(1)	—	(3)	(2)
Operating income from continuing operations	44	33	75	53
Depreciation and amortization	41	44	81	87
Operating income before depreciation and amortization	85	77	156	140

The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations				Cash flow from operations per share
(in millions of dollars, except	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
amounts per share)	2006	2005	2006	2005	2006	2005	2006	2005

Cash flow provided by operating activities	34	22	39	(30)
Changes in non-cash working capital components	22	22	55	109
Cash flow from operations	56	44	94	79	$0.69	$0.54	$1.16	$0.97
Specific items:
Closure and restructuring costs	—	—	4	—	—	—	$0.05	—

Excluding specific items	56	44	98	79	$0.69	$0.54	$1.21	$0.97

Additional information

Additional information relating to the Company, including the AIF, is available on SEDAR at www.sedar.com.